SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)1

                            VICON FIBER OPTICS CORP.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                    925809105
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 10, 2000
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /x/.

=        Note. six copies of this statement,  including all exhibits,  should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)
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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 925809105                   13D          Page 2 of 4 Pages
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       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    JOSEPH  COOPER
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                      (b) / /
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       3        SEC USE ONLY
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       4        SOURCE OF FUNDS*
                    PF
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       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                             / /
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       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                               U.S.A.
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   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             427,000
 OWNED BY EACH      ------------------------------------------------------------
REPORTING PERSON
      WITH
                        8         SHARED VOTING POWER

                                           -0-
                    ------------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           427,000
                    ------------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       427,000
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       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                    / /
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       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        4.9%
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       14       TYPE OF REPORTING PERSON*
                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP No. 925809105                   13D          Page 3 of 4 Pages
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         The following  constitutes Amendment No. 4 to the Schedule 13D filed by
Joseph D. Cooper. The Schedule 13D, as amended, filed by Joseph D. Cooper is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 4, the Schedule 13D remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Items 5(a), (c) and (e) are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

                  (a) The aggregate percentage of shares of Common Stock reportedly owned by the Reporting Person is based upon 8,679,069 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 2000 as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2000. As of the close of business on August 10, 2000, the Reporting Person beneficially owns 427,000 shares of Common Stock, constituting approximately 4.9% of the shares of Common Stock outstanding.

                  (c) The table below lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All the sales were made through open market transaction.

                           Transactions in the Shares
                             Within the Past 60 Days


       Shares of Common
             Stock                   Price Per                 Date of
       Purchased/(Sold)                Share                Purchase/Sale
       ----------------                -----                -------------
            (5,000)                   $0.6836                  6/6/00
           (10,000)                   $0.6875                  6/6/00
           (15,000)                   $0.7212                  6/27/00
            (5,000)                   $0.8086                  7/28/00
            (2,500)                   $0.7812                  8/2/00
            (1,600)                   $0.7375                  8/10/00
            (3,000)                   $0.7810                  8/10/00
            (5,000)                   $0.6874                  8/10/00
            (1,378)                   $0.6560                  8/10/00

                  (e) The Reporting Person ceased to be a five percent (5%) beneficial owner of the shares of Common Stock of the Issuer on August 10, 2000.





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CUSIP No. 925809105                   13D          Page 4 of 4 Pages
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   August 21, 2000

                                                By:  /s/ Joseph Cooper
                                                   -----------------------------
                                                            JOSEPH COOPER